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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

SEC Mail Processing

MAR 03 2025

Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Centennial Securities Company, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3075 Charlevoix Dr. SE
(No. and Street)

Grand Rapids (City) MI (State) 49546 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jordan T. Powers (Name) 616-942-7680 (Area Code – Telephone Number) jordan@centennialsec.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Lumsden & McCormick, LLP
(Name – if individual, state last, first, and middle name)

Cyclorama Bldg. 369 Franklin St. (Address) Buffalo (City) NY (State) 14202 (Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jordan T. Powers, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Centennial Securities Company, Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ELIZABETH TSIRONIS
Notary Public, Kent County, MI
My Commission Expires 5/14/2030

Signature: [signature]

Title: Chief Financial Officer

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CENTENNIAL SECURITIES COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

CURRENT:	
Cash and cash equivalents	$ 2,871,647
Investments	1,123,293
Receivables:	
Commissions and clearing	508,429
Employee	5,000
Prepaid expenses	108,865
TOTAL CURRENT ASSETS	4,617,234
PROPERTY AND EQUIPMENT:	
Leasehold improvements	100,556
Furniture and equipment	522,658
	623,214
Less accumulated depreciation	(595,618)
NET PROPERTY AND EQUIPMENT	27,596
OTHER ASSETS:	
Right-of-use assets - office leases	366,148
Deposit with clearing organization	50,000
TOTAL OTHER ASSETS	416,148
	$ 5,060,978

See accompanying notes.

CENTENNIAL SECURITIES COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:	
Accounts payable	$ 388,706
Commissions payable	435,403
Accrued taxes	58,000
Deferred revenue - current	218,750
Lease liability - current	206,069
Other accrued expenses	59,072
TOTAL CURRENT LIABILITIES	1,366,000
NON-CURRENT LIABILITIES	
Deferred revenue, net of current	546,870
Lease liability, net of current	160,079
Deferred income tax	28,000
TOTAL NON-CURRENT LIABILITIES	734,949
TOTAL LIABILITIES	2,100,949
STOCKHOLDERS' EQUITY:	
Common stock - $0.10 par, 50,000 shares authorized; 4,260 issued and outstanding	426
Additional paid-in capital	282,230
Retained earnings	2,677,373
TOTAL STOCKHOLDERS' EQUITY	2,960,029
	$ 5,060,978

See accompanying notes.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Cash and Cash Equivalents

Cash and cash equivalents include cash and deposits with maturities fewer than 90 days. The Company held no cash equivalents at December 31, 2024.

Investments

Investments are comprised of marketable debt and equity securities which are stated at fair value.

Receivables

Receivables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts, if needed, through a provision for estimated credit losses and an adjustment to an allowance based on its assessment of the current status of individual accounts and reasonable forecasts. Accounts still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance and a credit to accounts receivable. No allowance for estimated credit losses was considered necessary as of December 31, 2024.

Revenue from Contracts with Customers

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Note 1 continued on next page.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment Advisory Fees (RIA Income)

The Company provides investment advisory services for various investment products on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customers' assets under management. Fees are received monthly and quarterly and are recognized as revenue to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved.

For variable amounts, as the uncertainty is dependent on the value of assets under management at various points in time as well as the length of time the customers retain the product, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the investments and the customers' activities are known, which are usually monthly or quarterly.

Commissions

The Company employs a clearing broker to buy and sell securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer.

Distribution Fees (12b-1 Fees) from Mutual Funds

The Company enters into arrangements with managed accounts and pooled vehicles (funds) to distribute shares to customers. The Company believes its performance obligation is the sale of securities to customers and as such is fulfilled at the trade date. Any fixed amounts are recognized on the trade date, and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the customer remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the customer activities are known, which are usually monthly or quarterly.

Note 1 continued on next page.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Principal Transactions (Net Dealer Inventory and Investment Gains)

For instruments in the form of corporate bonds, government bonds (treasuries), municipal bonds and certificates of deposit, the Company may find a seller for a client wishing to sell or buy such instruments and will execute the transaction through inventory accounts. The Company believes its performance obligation is the purchase or sale of securities to customers, and the transaction is fulfilled on the trade date.

Liabilities Subordinated to Claims of General Creditors

The Company does not have any liabilities subordinated to claims of general creditors.

Property, Equipment and Depreciation

Property and equipment are recorded at cost. Major improvements and renewals are capitalized while maintenance and repairs generally are expensed. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Management annually reviews these assets to determine whether carrying values have been impaired.

The following useful lives are used to depreciate property and equipment:

Leasehold improvements	5-8 years
Furniture and equipment	5 years

Advertising

The Company expenses advertising costs as incurred.

Income Taxes

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Note 1 continued on next page.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenditures. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Subsequent Events

In preparing these financial statements the Company has evaluated events and transactions for potential recognition or disclosure through , the date the financial statements were available to be issued.

NOTE 2 - NATURE OF ORGANIZATION

Centennial Securities Company, Inc. (the Company) is a securities broker-dealer and is registered with the Securities and Exchange Commission and the states of Michigan, Ohio, Indiana, Illinois, Florida, and various other states. The Company is a licensed member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

The Company has entered into a membership agreement with FINRA under which it is exempt from the provisions of the Securities and Exchange Commission's Rule 15c3-3 pursuant to paragraph (k)(2)(ii). As such, the Company must clear all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer and promptly transmit all customer funds and securities to the clearing broker or dealer. The Company must refrain from holding customer funds or safe-keeping customer securities.

The Company introduces transactions and conducts business on a fully disclosed basis. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, it operates under certain exempted regulatory provisions.

Commissions and clearing organization receivables were substantially collected subsequent to year-end and are likewise considered subject to minimal risk. The Company's customers reside principally in western Michigan and northern Illinois.

Note 2 continued on next page.

NOTE 2 - NATURE OF ORGANIZATION (CONTINUED)

The chief operating decision maker is the Board of Directors who assesses performance for the business (and lone segment) and decides how to allocate resources based on net income as reported in the format consistent with the statement of income included in these financial statements. The measure of segment assets is as reported on the statement of financial condition in these financial statements.

NOTE 3 - CASH

Substantially all cash is on deposit with two financial institutions. At various times the Company's cash balances exceeds the Federally Insured limits. At December 31, 2024, the Company's institutional balances totaled $2,941,842 of which $2,441,842 was uninsured by the Federal Deposit Insurance Corporation (FDIC).

NOTE 4 - INVESTMENTS

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable and can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Note 4 continued on next page.

NOTE 4 - INVESTMENTS (CONTINUED)

The following table sets forth by level, within the fair value hierarchy, the Company's investments at fair value as of December 31, 2024:

	Assets at fair value as of December 31, 2024			
Description of Investments	Total	Level 1	Level 2	Level 3
Equity securities	$ 553,664	$ 553,664	$ -	$ -
Corporate bonds	509,361	-	509,361	-
Other investments	60,268	60,268	-	-
	$1,123,293	$ 613,962	$ 509,361	$ -

NOTE 5 - DEPOSIT WITH CLEARING ORGANIZATION

The Company is required to maintain a collateral account with its clearing organization with a minimum market value of $50,000.

NOTE 6 - RELATED PARTIES

The Company on occasion will advance commissions or cover expenses incurred by its financial advisors. Balances due from financial advisors under this arrangement were $5,000 at December 31, 2024.

NOTE 7 - DEFERRED REVENUE

In January 2020, the Company entered into an agreement with a new brokerage firm to provide clearing and other services over an eight-year period, whereby the Company received a $1,750,000 incentive payment as part of the agreement. Revenue from the incentive payment is recognized quarterly over the term of the agreement as service fees are incurred. The Company recognized revenue of $218,750 during 2024 and $765,620 of the incentive payment is included in deferred revenue in the accompanying statement of financial condition as of December 31, 2024.

NOTE 8 - LEASES

The Company has operating leases for office space and equipment. At inception of arrangements with vendors, the Company determines whether the contract is or contains a lease based on each party's rights and obligations under the arrangement. For leases longer than one year, a lessee recognizes in the statement of financial condition a right-of-use asset (ROU), representing the right to use the underlying asset for the lease term, and a lease liability, representing the present value of future lease payments. At inception, any new additional operating lease liabilities and corresponding (ROU) assets are based on the present value of the remaining minimum rental payments. If the lease arrangement also contains non-lease components, the Company elected the practical expedient not to separate any combined lease and non-lease components for all lease contracts. For office leases, the remaining fixed minimum rental payments used in the calculation of the new lease liability include fixed payments and variable payments (if the variable payments are based on an index) over the remaining lease term.

The present value of the Company's lease liability was calculated using an incremental borrowing rate of 8%. In determining the incremental borrowing rate, the Company considered estimated borrowing data for similar arrangements as of the transition date. As of December 31, 2024, the Company recognized an operating ROU asset and lease liability of $366,148.

As permitted by Accounting Standards Codification (ASC) 842, leases with expected durations of less than 12 months from inception (i.e. short-term leases) were excluded from the Company's calculation of its lease liability and ROU asset.

The following is a summary of the Company's total lease costs for the year ended December 31, 2024:

Operating lease cost	$ 230,857

The following is a summary of cash paid for amounts included in the measurement of lease liabilities for the year ended December 31, 2024:

Operating cash flows used for operating leases	$ 225,882

Note 8 continued on next page.

NOTE 8 - LEASES (CONTINUED)

The following is a summary of the Company's maturity of operating lease liabilities:

2025	$ 219,569
2026	170,986
2027	2,593
Total lease payment	393,148
Less interest	(27,000)
Total lease liability	$ 366,148

NOTE 9 - INCOME TAXES

The Company is a C Corporation subject to federal income tax liabilities and also certain state income tax liabilities.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. Federal, state, and local tax returns generally remain open for examination by the various taxing authorities for a period of three to four years.

The provision for income taxes in the statement of income for the year ended December 31, 2024 is made up of the following components:

Federal income tax:	
Current	$ 198,869
Deferred	14,600
State income tax:	
Current	72,286
Deferred	6,200
TOTAL	$ 291,955

Note 9 continued on next page.

NOTE 9 - INCOME TAXES (CONTINUED)

The Company's effective tax rate varies from the federal statutory income tax rate primarily as a result of state taxes net of federal benefits and certain nondeductible expenses.

The deferred tax liability results primarily from the net difference in the timing of depreciation expense for financial reporting and tax reporting purposes.

Income tax positions taken by the Company are recognized and measured under a more-likely-than-not success threshold. Management has evaluated the Company's various tax positions under this criteria for recognition, derecognition, and measurement in these financial statements.

The Company files income tax returns in U.S. federal and several state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal tax examinations for the years before 2021 and state tax examinations for the years before 2020.

The Company accrues interest related to unrecognized tax benefits in interest expense and penalties in operating expenses. During the year ended December 31, 2024, there was no interest or penalties relating to unrecognized tax benefits.

NOTE 10 - REGULATORY NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of FINRA, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2024, the Company had regulatory net capital of $2,520,382 and a minimum regulatory net capital requirement of $115,653. The ratio of aggregate indebtedness to net capital was .66 to 1 at December 31, 2024.

NOTE 11 - RETIREMENT PLAN

The Company maintains a retirement plan which covers substantially all employees and is qualified under Section 401(k) of the Internal Revenue Code. The plan is a safe harbor 401(k) plan. The Company contributed approximately $186,439 to the plan for 2024.

NOTE 12 - STOCK REPURCHASE AGREEMENT

The stockholders and the Company have the option to purchase any company stock offered for sale by stockholders.

In the event of the death, disability, retirement, or termination of a stockholder, the Company may repurchase any company stock not purchased by the remaining stockholders. The purchase price under this provision is the amount agreed to periodically by the stockholders. For 2024, the buyback provision was 160% of net book value.

NOTE 13 - COMMITMENTS, GUARANTEES AND CONTINGENCIES

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly executed transactions.

The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company has never been called upon to make payments under such guarantees and believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company has never been called upon to make payments under such guarantees and believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.